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                           May 21, 2021

       Russell Stidolph
       Chief Executive Officer
       AltEnergy Acquisition Corp
       600 Lexington Avenue
       9th Floor
       New York, NY 10022

                                                        Re: AltEnergy
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 29,
2021
                                                            CIK No. 0001852016

       Dear Mr. Stidolph:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 29, 2021

       Summary
       Limited payments to insiders, page 35

   1. Please revise to include the payment of $15,600 per month to Mr. Darnell as well as the one-time payment of
$150,000 and $300,000 to Mr. Darnell and Mr. Gupta, respectively, upon consummation of
the initial business combination. Additionally, please file the independent consulting
services agreements as exhibits to the registration statement.
 Russell Stidolph
AltEnergy Acquisition Corp
May 21, 2021
Page 2
Management
Conflicts of Interest, page 132

2. You state on page 6 that "Daniel Shribman is the Chief Executive Officer and Chief
       Financial Officer of BRPM 150, another special purpose acquisition company that completed its initial public offering on February 23, 2021." In order to clearly illustrate the past and present overlapping SPAC activity of your management, discuss the current status, proceeds raised or to be raised, acquisition focus and duration of BRPM 150. Also revise the table on page on 133 to include BRPM 150.
Audited Financial Statements of AltEnergy Acquisition Corp., page F-1

3. You state that commencing February 1, 2021, Mr. Darnell began receiving $15,600 per month for his services as the company's CFO; however, your financial statements do not appear to include any costs related to this agreement. Please advise or revise.
       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameRussell Stidolph
                                                             Division of
Corporation Finance
Comapany NameAltEnergy Acquisition Corp
                                                             Office of
Technology
May 21, 2021 Page 2
cc:       Anthony M. Saur
FirstName LastName